Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31

	2006	2005
A Net income as reported, Canadian GAAP ($ millions)	631.8	542.9
B Items adjusting net income ($ millions)	(6.0)	(10.2)
C Net income, U.S. GAAP ($ millions)	625.8	532.7
D Weighted average number of shares outstanding	103,960,000	108,568,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	2,270,000	2,510,000
F Net additional shares issuable for diluted earnings per share calculation (U.S. GAAP)	2,263,000	2,510,000

CANADIAN GAAP
Basic earnings per share (A/D)	6.08	5.00
Diluted earnings per share (A/(D+E))	5.95	4.89

UNITED STATES GAAP
Basic earnings per share (C/D)	6.02	4.91
Diluted earnings per share (C/(D+F))	5.89	4.80